UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

February 07, 2020

NUVUS GRO CORP.

(Exact name of issuer as specified in its charter)

Nevada	82-3156625
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

Nuvus Gro Corp. (the "Company") has engaged in discussions with Pharmax LLC for a possible acquisition in whole or part by the Company. Pharmax is developer of novel cannabinoid delivery methods for dispensing effective dose concentrations to treat different human diseases, OTC drug formulations, nutraceuticals and pharmaceutical research. Pharmax’s research and development includes specific delivery devices to treat chronic pain, developing therapeutic compounds and drug delivery from cannabinoid platform for various diseases. Pharmax’s consumer division. Promed Biosciences, includes nutraceuticals which provides CBD products in Isolate or Full spectrum to address the preferences of the consumer.

Exhibits

None

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUVUS GRO CORP.

Date:	February 07, 2020	By:	/s/ John Varghese
John Varghese, Acting Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.